Exhibit 23.6

Date: May 25, 2011

Requested by:

Xueda Education Group

A-4 Xibahe Beili

Chaoyang District

Beijing 100028

People’s Republic of China

Content Permission Form

IDC grants Xueda Education Group permission to disclose the following information in any documents used in relation to the proposed public offering by certain pre-IPO shareholders of ordinary shares of Xueda Education Group in the form of American depositary shares:

1.             As of December 31, 2009, we were the largest provider of primary and secondary school tutoring services in China in terms of revenue and number of cities covered, according to International Data Corporation, or IDC, an independent market research firm. According to a 2010 market research report issued by IDC, or the IDC report, in 2009, our market share was the largest among primary and secondary school tutoring service providers in China, accounting for approximately 0.42% of the highly fragmented market, in which the top five players by revenue held an aggregate of 1.6% market share.

2.             According to the IDC report, ‘‘Xueda’’ is one of only a few nationwide, highly-recognized Chinese education brands.

3.             According to the IDC report, spending for tutoring services at the primary and secondary school levels will increase significantly from RMB131.9 billion ($19.5 billion) in 2009 to RMB220.6 billion ($32.5 billion) in 2014, representing a CAGR of 10.8%.

4.             According to the IDC report, total spending in the personalized tutoring subsector for primary and secondary school students were RMB38.6 billion ($5.7 billion) for 2009, which is expected to grow to RMB71.9 billion ($10.6 billion) in 2014, at a CAGR of 13.3%, compared to the projected CAGR of 9.8% for the class-based tutoring subsector during the same period.

5.             According to the IDC report, the top five players by revenue accounted for 1.6% of the primary and secondary school tutoring market in terms of total revenues for 2009. With a market share of 0.42% by revenue in this highly fragmented market, we were the largest primary and secondary school tutoring service provider in 2009 according to the IDC report.

6.             According to the IDC report, within the private education sector, the demand for personalized tutoring services will increase as the Chinese economy continues to grow and the disposable income of urban households continues to rise.

7.             According to the IDC report, the personalized tutoring market accounted for 29% of the entire tutoring services market in China in terms of total spending for 2009 and is expected to increase to 33% of the tutoring services market by 2014.

8.             The following chart, based on data provided in the IDC report, compares the projected growth of personalized tutoring with that of class-based tutoring in terms of total spending and number of students.

9.             According to the IDC report, in 2009, we operated the largest tutoring service network in terms of number of cities covered. Also according to the IDC report, in 2009, we were the market leader, as measured by total revenue, among private service providers offering tutoring services to primary and secondary school students in China.

10.          According to the IDC report, the top five players, by revenue accounted for 1.6% of the primary and secondary school tutoring market in terms of total revenue for 2009. With a market share of 0.42% by revenue, we were the largest provider of primary and secondary school tutoring services in China in terms of both revenue and the number of cities covered in 2009.

Source Info:

IDC Report #: 2010—2014 Analysis and Forecast of the Primary and Secondary School Tutoring Services Market in China

IDC Page #(s): 25, 29, 32, 51, 52, 53, 54, 58, 60

IDC Report Date: July 22, 2010

It is understood by both IDC and Xueda Education Group that the information will not be sold.

It is further understood that IDC will be credited as the source of publication.  IDC further consents to the disclosure of its name in Xueda Education Group’s registration statement on Form F-1 and amendments thereto and to the filing of this letter as an exhibit thereto with the U.S. Securities and Exchange Commission.

(IDC Internal Use Only)

Analyst Account Manager:

☒	Approving Analyst	Content Area
☒	Freda Tong	China Elementary, Middle and High School Tutoring Market

Approving VP/MD:

/s/ Michael Guo
Michael Guo
IDC Greater China Managing Director

On behalf of Cort Isernhagen

VP, IDC Insights, Intl